Exhibit 99.1

MINUTES OF THE 2026 ANNUAL GENERAL MEETING

OF JBS N.V. (THE “COMPANY”)

HELD ON APRIL 30, 2026

1	Opening

The Chairman opened the Annual General Meeting and welcomed all attendees to JBS’ 2026 Annual General Meeting.

The Chairman introduced Mr. Daniel Pitta, Secretary of the Board, who would serve as secretary of the Annual General Meeting. He further introduced himself as Mr. Jeremiah O’Callaghan, Chairman of the Board and of the Annual General Meeting.

The Chairman noted the presence of representatives of KPMG, the Company’s external auditor.

The Chairman further noted that Computershare was attending the Annual General Meeting acting as proxy for those shareholders who had elected to have their votes cast by Computershare as their proxy representative.

The Chairman gave the floor to the Secretary, who explained a number of technical considerations.

The Secretary informed the Annual General Meeting that the total number of issued and outstanding Class A Common Shares, Class B Common Shares, and Conversion Shares per the Record Date for the Annual General Meeting, April 2, 2026, amounted to 776,034,596 Class A Common Shares (including Brazilian Depositary Receipts), 294,842,267 Class B Common Shares and 0 Conversion Shares. The number of voting rights as of the Record Date was 3,724,457,266. At the start of the Annual General Meeting, 94.98 per cent of the issued and outstanding share capital per the Record Date were present or represented at the Annual General Meeting.

It was confirmed that all voting items on the agenda could be adopted by a simple majority of votes cast, as more than half of the outstanding share capital was represented.

2	AGENDA ITEM 2A – Report of the Board on JBS’ financial and non-financial performance for the financial year 2025 (discussion item)

The Chairman introduced agenda item 2a, which related to the report of the Board on the Company’s financial and non-financial performance for the financial year 2025.

The Chairman reported that, in the fourth quarter and full year 2025, JBS had reported record sales. Net revenue in 2025 reached US$ 86 billion, an increase of 12% compared to 2024. Net income for the full year 2025 grew 13%, reaching US$ 2 billion. The Chairman noted that the strong performance was driven primarily by Pilgrim’s Pride Corporation, JBS Australia and Seara. The Chairman stated that closing 2025 with 15% revenue growth — the highest in the Company’s history — demonstrated the strength and resilience of the Company’s diversified platform across proteins and geographies, and that the 15% increase in net income reinforced the consistency of execution, supporting robust margins and the ability to continue generating growth and value for shareholders.

The Chairman concluded the presentation on agenda item 2a.

3	AGENDA ITEM 2B – Policy on additions to reserves and on dividends (discussion item)

Agenda item 2b, concerning the explanation of the Company’s policy on additions to reserves and on dividends, was introduced by the Secretary, together with agenda item 2c, concerning the implementation of the Dutch Corporate Governance Code 2025.

In accordance with the Company’s articles of association, the Board had resolved that the profits over the financial year 2025 would be allocated to the Company’s reserves.

4	AGENDA ITEM 2C – Implementation of the Dutch Corporate Governance Code 2025 (discussion item)

Agenda item 2c, concerning the implementation of the Dutch Corporate Governance Code 2025, was then introduced. It was noted that the Company acknowledges the importance of good governance.

It was explained that the Dutch Corporate Governance Code provides for recommendations on governance for Dutch listed companies, on a comply or explain basis. In March 2025, an updated version of the Dutch Corporate Governance Code had been published, and the Company was required to first report on its compliance with the 2025 Code in its annual report over the financial year 2025. The Annual General Meeting was referred to the comply or explain statements contained in the Company’s annual report.

This concluded the presentation on agenda items 2b and 2c.

5	Shareholder questions

The Secretary asked whether there were any proxy holders present who would like to ask questions to the Board or the External Auditor on any of the agenda items.

It was noted that there were no questions.

6	AGENDA ITEM 2D – Adoption of the annual accounts for the financial year 2025 (voting item)

The Secretary then introduced agenda item 2d, concerning the adoption of the annual accounts for the financial year 2025. It was proposed to adopt the annual accounts for the financial year 2025, as drawn up by the Board.

It was noted that KPMG had audited the annual accounts for the financial year 2025 and had issued an auditor’s report thereon.

The resolution under agenda item 2d was adopted.

7	AGENDA ITEM 3 – Discharge of the Directors in respect of the performance of their duties during the financial year 2025 (voting item)

The Secretary proceeded to introduce agenda item 3. This item concerned the proposal to grant discharge from all liability to the Executive Directors and Non-Executive Directors of the Company in office in the financial year 2025 in respect of the performance of their duties, as such performance is apparent from the Annual Report 2025 or other public disclosures prior to the adoption of the annual accounts for the financial year 2025.

The resolution under agenda item 3 was adopted.

8	AGENDA ITEM 4 – Composition of the Board of Directors: Director reappointments

The Secretary introduced agenda item 4, concerning the composition of the Board of Directors and the reappointment of Directors.

It was noted that the Board, following the recommendation of the Board’s Nominating Committee, had decided to nominate the following individuals for reappointment to the Board:

(a)	Mr. Gilberto Tomazoni as Executive Director; and

(b)	each of Mr. Jeremiah O’Callaghan (as Chairman), Mr. Wesley Mendonça Batista, Mr. Joesley Mendonça Batista, Ms. Kátia Regina de Abreu Gomes, Mr. Paulo Bernardo Silva, Mr. Carlos Hamilton Vasconcelos Araújo, Mr. Henrique de Campos Meirelles, and Mr. Raul Alfredo Padilla, as Non-Executive Directors.

The resolutions under agenda items 4a through 4i were each adopted.

9	AGENDA ITEM 5 – Reappointment of KPMG Accountants N.V. as JBS’ statutory external auditor for the financial year 2026 (voting item)

The Secretary then turned to agenda item 5, concerning the appointment of the external auditor. This item contained the proposal to reappoint KPMG Accountants N.V. as the Company’s statutory external auditor for the 2026 financial year. The Audit Committee had reviewed the performance of the independent auditor and had recommended the reappointment of KPMG, and the Board concurred with the Audit Committee’s recommendation.

The resolution under agenda item 5 was adopted.

10	AGENDA ITEM 6 – Authorization of the Board to issue Shares (voting item)

Agenda item 6 was then presented by the Secretary. This item concerned the authorization of the Board to issue Shares.

The resolution under agenda item 6 was adopted.

11	AGENDA ITEM 7 – Authorization of the Board to limit or to exclude pre-emptive rights (voting item)

The Secretary then introduced agenda item 7, concerning the authorization of the Board to limit or exclude pre-emptive rights.

The resolution under agenda item 7 was adopted.

12	AGENDA ITEM 8 – Authorization of the Board to acquire Class A Common Shares (voting item)

Turning to agenda item 8, the Secretary introduced the authorization of the Board to acquire Class A Common Shares.

The resolution under agenda item 8 was adopted.

13	AGENDA ITEM 9 – Cancellation of Shares (voting item)

The Secretary then presented agenda item 9, which concerned the cancellation of Shares.

The resolution under agenda item 9 was adopted.

14	Closing

The Chairman confirmed that all voting items submitted to the Annual General Meeting had been adopted.

The Chairman closed the Annual General Meeting.

These minutes of the Annual General Meeting were adopted on April 30, 2026.

/s/ Jeremiah O’Callaghan		/s/ Daniel Pitta
Name:	Jeremiah O’Callaghan	Name:	Daniel Pitta
Title:	Chairman	Title:	Secretary

3